UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-41789

noco-noco Inc.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IF " DOCVARIABLE "SWDocIDLocation" 1" = "1" " DOCPROPERTY "SWDocID" 4876-5122-9579v.1" "" 4876-5122-9579v.1

Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

noco-noco Inc. (the “Company”) received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on November 16, 2023, indicating that the Company was not in compliance with Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price for the Company’s ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days.

The Notice has no immediate effect on the listing of the Company’s ordinary shares or its business operations. The Company is currently considering its options, with the intention to remedy the noncompliance in due time.

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar day period following November 16, 2023 (the “Compliance Period”), the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its ordinary shares will continue to be eligible for listing on Nasdaq absent noncompliance with any other requirement for continued listing.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period, provided that on the 180th day of the Compliance Period it meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the second compliance period.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (as may be extended), the Company’s ordinary shares will be subject to delisting.

IF " DOCVARIABLE "SWDocIDLocation" 1" = "1" " DOCPROPERTY "SWDocID" 4876-5122-9579v.1" "" 4876-5122-9579v.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: November 22, 2023

IF " DOCVARIABLE "SWDocIDLocation" 1" = "1" " DOCPROPERTY "SWDocID" 4876-5122-9579v.1" "" 4876-5122-9579v.1